GRASIM

ADITYA BIRLA GROUP

82-3322

June 5, 2002

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street,
Washington DC 20459, USA
Fax:

By Air Mail

Dear Sir,

We wish to inform you that due to water shortage at Nagda, the Company is compelled to stop production at its Staple Fibre Plant located there till the onset of monsoon. The Company's other two fibre plants at Kharach (Gujarat) and Harihar (Karnataka) will operate at full capacity.

By running all its Fibre Plants (including the Nagda Plant) at full capacity till May end, the Company has built up inventories to meet the requirements of its customers and shall maintain near normal sales level during the Nagda Plant stoppage period.

In view of the various measures taken by the Company, the impact on profitability of the VSF business for first quarter of current financial year if at all, will be marginal.

Thanking you,

Yours faithfully,

Ashok Malu

Company Secretary